UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

AMENDMENT NO. 1

FORM U-9C-3/A

QUARTERLY REPORT PURSUANT TO RULE 58 OF THE PUBLIC UTILITY
HOLDING COMPANY ACT OF 1935.

For the quarterly period ended June 30, 2005

SCANA Corporation
(Name of registered holding company)

1426 Main Street, Columbia, South Carolina 29201
(Address of principal executive offices)

This Amendment No. 1 to the quarterly report on Form U-9C-3/A of SCANA Corporation for the quarter ended June 30, 2005 has been filed to revise the table of transactions performed by associate companies on behalf of reporting companies in Item 3, Part II.

PART II - Transactions Performed by Associate Companies on Behalf of Reporting Companies

Associate Company	Reporting Company	Type of Services	Direct Costs	Indirect	Cost of	Total Amount
Rendering Services	Receiving Services	Rendered	Charged	Costs Charged	Capital	Billed

South Carolina Electric & Gas Company	SC Coaltech No.1 LP	Coal sales & handling	$45,041,272	-	-	$45,041,272
South Carolina Electric & Gas Company	Coaltech No. 1 LP	Coal sales & handling	$21,167,591	-	-	$21,167,591
South Carolina Electric & Gas Company	Primesouth, Inc.	Office space rental	$3,581	-	-	$3,581
South Carolina Electric & Gas Company	SCG Pipeline, Inc.	Administrative	$9,348	-	-	$9,348
South Carolina Electric & Gas Company	ServiceCare, Inc.	Office space rental & maintenance	$6,750	-	-	$6,750
SCANA Services, Inc.	Primesouth, Inc.	Administrative	$934,029	-	-	$934,029
SCANA Services, Inc.	SCG Pipeline, Inc.	Administrative & interest	$223,083	$39,985	-	$263,068
SCANA Services, Inc.	South Carolina Pipeline Corporation	Administrative & interest	$4,384,384	$1,129,970	-	$5,514,354
SCANA Services, Inc.	SCANA Energy Marketing, Inc.	Administrative & interest	$6,762,026	$1,924,396	$29,403	$8,715,825
SCANA Services, Inc.	ServiceCare, Inc.	Administrative & interest	$219,433	$84,062	-	$303,495
Public Service Company of North
Carolina, Incorporated	SCANA Energy Marketing, Inc.	Gas sales & administrative	$101,893	-	-	$101,893
Public Service Company of North
Carolina, Incorporated	ServiceCare, Inc.	Customer billing charge	$12,960	-	-	$12,960
SCANA Energy Marketing, Inc.	South Carolina Pipeline Corporation	Administrative	-	$9,233	-	$9,233

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, SCANA Corporation has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

SCANA Corporation
Registrant

By:	/s/James E. Swan, IV

James E. Swan, IV
(Name)

Controller
(Title)

Dated: November 22, 2005